July 15, 2005

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
450 Fifth Street, NW
Washington, DC 20549

RE:  ORTHOMETRIX, INC.
     FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004
     FORM 10-QSB FOR THE QUARTER ENDED MARCH 31, 2005
     FILE NO. 000-26206

Dear Sir or Madam:

Reference is hereby made to the comment letter of Michele Gohlke, Branch Chief of the staff (the "Staff") of the Division of Corporation Finance of the
Securities and Exchange Commission, dated July 13, 2005 (the "Comment Letter"), addressed to Neil H. Koenig, Chief Financial Officer of Orthometrix, Inc. (the
"Company"). A copy of the Comment Letter is attached as Exhibit A to this letter, and the numbered responses below correspond to the numbered comments of the Comment Letter. In accordance with the Company's discussion with Tara
Harkins, the Company will file an amendment to its Form 10-KSB for the year ended December 31, 2004 with the Securities and Exchange Commission following approval by the Staff.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004
------------------------------------------------

ITEM 7.  FINANCIAL STATEMENTS, PAGE 20
--------------------------------------

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE 21
--------------------------------------------------------------------

1.   The Company acknowledges the Staff's comment and notes that, its auditors,
     Radin Glass & Co., LLP ("Radin Glass"), informed the Company that they believe that it is common practice for companies to add footnotes related to transactions after year end and after the completion of the auditors'
     fieldwork, which information has not been subject to sufficient audit testing, to enable the auditors to express an opinion on them. The transactions for which the auditors have used such procedures are not of the level of materiality that would either require disclosure under the third sentence of AU560.05 or the auditor to qualify its opinion for the lack of the disclosure. Under these circumstances, the footnotes involved have been labeled "unaudited". This procedure has been used to enable management of the Company to make disclosures it believes appropriate, without requiring the auditors to perform additional procedures, possibly delaying the filing.

Securities and Exchange Commission
July 15, 2005

     In view of the Staff's comment, Radin Glass has informed the Company that it will no longer permit this procedure to be used by its clients which are
     Registrants, and will require all footnotes to be audited with appropriate dating of its opinion. As AU530.08 describes the procedure for a reissuance, Radin Glass believes that a reissue would be the same presentation as the original filing and therefore should not be required.

FORM 10-QSB FOR THE QUARTER ENDED MARCH 31, 2005
------------------------------------------------

ITEM 1.  FINANCIAL STATEMENTS, PAGE 2
-------------------------------------

NOTES TO FINANCIAL STATEMENTS, PAGE 5
-------------------------------------

NOTE 6.  RELATED PARTY TRANSACTIONS, 7
--------------------------------------

2.   The Company acknowledges the Staff's comment and will revise its future filings to clarify the following:

     The Company continues to believe that there was no compensation in the issuance of 400,000 shares to Mr. Bonmati. FAS 123 in paragraph 395 of the glossary defines,

          "Fair value - The amount at which an asset could be bought or sold in a current transaction between willing parties..."

     Simultaneous with Mr. Bonmati's purchase, 4,000,000 shares were sold to non-employees at the same price. The Company believes that the transaction covering the 4,000,000 shares is the most appropriate evidence that the amount paid is the "fair value." The Company has considered the next sentence of the paragraph quoted above "Quoted market prices in active markets are the best evidence of fair value..." However, the Company believes that the large simultaneous transaction is better evidence than the market price of the thinly traded shares.

     Supporting literature includes the Division of Corporate Finance Accounting
     Disclosure Rules and Practices - Training Materials 1996 Edition, which states in Topic V, paragraph VII B relating to "cheap stock" issued before an offering,

          "The staff looks to objective evidence as the best support for the determination of market value. Examples of objective evidence include transactions with third parties involving issuances or repurchases of stock for cash..."

     While the Company appreciates that the training materials may not be current, and the specific section was written for shares issued before an initial public offering, the Company believes that the guidance should be applicable to the definition of fair value as used in FAS 123.

Securities and Exchange Commission
July 15, 2005

In connection with responding to your comments, the Company acknowledges that:

     o    The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o    The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing responses satisfactorily address the Staff's comments. If you have any questions or further comments, please do not hesitate to contact me at (212) 867-8711or via facsimile at (212) 867-8723.

Sincerely,

/s/ Neil H. Koenig
-----------------------
Neil H. Koenig
Chief Financial Officer

Encls.

                                                                       EXHIBIT A

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              450 FIFTH STREET N.W.
                              WASHINGTON, DC 20549

                                   [SEC LOGO]

                              FACSIMILE TRANSMITTAL

                                  July 13, 2005

PLEASE DELIVER THE FOLLOWING PAGES TO:

NAME:              MR. NEIL H. KOENIG

ORGANIZATION:      ORTHOMETRIX, INC.

TELECOPIER NUMBER: 914-694-2286

TOTAL NUMBER OF PAGES, INCLUDING COVER SHEET: 4

RE:  COMMENTS ON FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004 AND
     FORM 10-QSB FOR THE QUARTER ENDED MARCH 31, 2005

FROM:       Tara L. Harkins
            Division of Corporation Finance

            Telephone Number: (202) 551-3539

IF YOU DO NOT RECEIVE ALL PAGES, PLEASE TELEPHONE THE ABOVE NUMBER FOR
ASSISTANCE.

NOTE:    THIS DOCUMENT MAY CONTAIN PRIVILEGED AND NONPUBLIC INFORMATION. IT IS
         INTENDED ONLY FOR THE USE OF THE INDIVIDUAL OR ENTITY NAMED ABOVE,
         AND OTHERS WHO SPECIFICALLY HAVE BEEN AUTHORIZED TO RECEIVE IT. IF
         YOU ARE NOT THE INTENDED RECIPIENT OF THIS FACSIMILE, OR THE AGENT
         RESPONSIBLE FOR DELIVERING IT TO THE INTENDED RECIPIENT, YOU HEREBY
         ARE NOTIFIED THAT ANY REVIEW, DISSEMINATION, DISTRIBUTION, OR COPYING
         OF THIS COMMUNICATION STRICTLY IS PROHIBITED. IF YOU HAVE RECEIVED
         THIS COMMUNICATION IN ERROR, PLEASE NOTIFY US IMMEDIATELY BY
         TELEPHONE AND RETURN THE ORIGINAL TO THE ABOVE ADDRESS BY REGULAR
         POSTAL SERVICE WITHOUT MAKING A COPY. THANK YOU FOR YOUR COOPERATION.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
    [SEC LOGO]                WASHINGTON, D.C. 20549

   DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

                                                 July 13, 2005

Mr. Neil H. Koenig
Chief Financial Officer
Orthometrix, Inc.
106 Corporate Park Drive, Suite 102
White Plains, New York 10604

          RE:  ORTHOMETRIX, INC.
               FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004
               FORM 10-QSB FOR THE QUARTER ENDED MARCH 31, 2005
               File No. 000-26206

Dear Mr. Koenig:

     We have reviewed your response letter dated June 10, 2005 and have the following comments. We have limited our review of your filing to those we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Neil H. Koenig
Orthometrix, Inc.
July 13, 2005

Form 10-KSB for the Year Ended December 31, 2004
------------------------------------------------

Item 7. Financial Statements, page 20
-------------------------------------

Report of Independent Registered Public Accounting Firm, page 21
----------------------------------------------------------------

1.   Please refer to prior comment 1. We refer you to AU Section 530.04-.05, which states that the independent auditor has two methods available for dating the report when a subsequent event disclosed in the financial statments occurs after completion of field work but before the issuance of the related financial statements. We continue to request that your accountants revise their report to update the opinion for the events disclosed in Note 14 and amend your filing to include the revised report.
     Otherwise, have your accountants tell us how they complied with AU Section
     530.04-.05. If your accountants are relying on the guidance in AU Section
     530.08, please have them tell us why this section is applicable, including providing details as to why they believe issuance of their report on your previously filed Form 10-KSB is a reissued report.

Form 10-QSB for the Quarter Ended March 31, 2005
------------------------------------------------

Item 1. Financial Statements, page 2
------------------------------------

Notes to the Financial Statements, page 5
-----------------------------------------

Note 6. Related Party Transactions, page 7
------------------------------------------

2.   Please refer to prior comment 4. We note from your response that you issued
     400,000 shares to Mr. Bonmati, an officer, at the same terms as the other issuances to other investors and that you concluded that no compensation charge was necessary. Please amend your filing to account for the discount given to Mr. Bonmati as compensation expense pursuant to SFAS 123.
     Otherwise, tell us why you concluded that no charge was necessary for the stock issued to Mr. Bonmati. Cite the specific accounting literature on which you based your conclusions.

     As appropriate, please amend your 2004 Form 10-KSB and your Form 10-QSB for the quarterly preiod ended March 31, 2005 and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review.
Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Mr. Neil H. Koenig
Orthometrix, Inc.
July 13, 2005

     You may contact Tara Harkins, Staff Accountant, at (202) 551-3639, Kevin
Vaughn, Staff Accountant at (202) 551-3643 or me at (202) 551-3327 if you have questions regarding these comments.

                                                Sincerely,

                                                /s/ Michele Gohlke
                                                ----------------------
                                                Michele Gohlke
                                                Branch Chief